Exhibit 99.1

SMJ International Holdings Inc. Announces Filing of Its Form 20-F for Fiscal Year 2026

SINGAPORE – July 28, 2026 – SMJ International Holdings Inc. (NYSE American: SMJF) (“SMJ” or the “Company”), a Singapore-based premium flooring specialist that distributes a wide range of premium flooring products under its proprietary “SMJ” brand across Asia markets, today announced that it has filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2026 with the Securities and Exchange Commission (the “SEC”).

SMJ’s Annual Report on Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the “SEC Filings” section of the Company’s Investor Relations website at https://investors.smjf.com.sg/. In addition, the Company will provide a hard copy of the Annual Report containing audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to the Company’s Investor Relations Department at https://investors.smjf.com.sg/.

About SMJ International Holdings Inc.

SMJ International Holdings Inc. and its subsidiaries (“SMJ Group”) are Singapore-based premier flooring specialists that have a well-established reputation and track records with the commercial and institutional sectors in Asia. It specializes in the sale and distribution of a wide range of premier flooring products such as carpet tiles, broadloom carpets and vinyl tiles under its proprietary brand known as “SMJ” in Singapore and over 20 countries mainly in Asia. To meet the increasing demand for green and eco-friendly materials in Asia, SMJ Group also supplies flooring products that have been certified as environmentally friendly to support government initiatives in promoting sustainable building practices in Asia. For more information, visit https://smjf.com.sg/.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by SMJ to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or SMJ’s future financial or operating performance. These forward-looking statements regarding future events and the future results of SMJ are based on current expectations, estimates, forecasts, and projections about the industry in which SMJ operates, as well as the beliefs and assumptions of SMJ’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond SMJ’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, SMJ’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and SMJ therefore caution against relying on any of these forward-looking statements.

These forward-looking statements involve known and unknown risks and uncertainties and are based on the SMJ’s current expectations and projections about future events that SMJ believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. SMJ undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although SMJ believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and SMJ cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Rena Ho

SMJ International Holdings Inc.

+65 6261-1212

media@smjf.com.sg